Exhibit 99.1

Rail Vision Introduces D.A.S.H. SaaS Platform: Powerful Safety and Data-Driven Insights for Rail Industry

The designated SaaS platform is a new offering by the Company for its existing and future customers

Ra’anana, Israel, December 4, 2024 — Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announces its new Software as a Service (SaaS) platform called D.A.S.H. — an innovative approach to rail safety and operational efficiency. D.A.S.H., which stands for Discover, Analyze, Secure, and Harness, encapsulates Rail Vision’s mission to empower operators with actionable insights and reports.

The D.A.S.H. platform integrates seamlessly with Rail Vision’s AI-driven MainLine and ShuntingYard systems, to address critical rail industry challenges. By leveraging advanced detection capabilities, big data analysis and robust safety measures, the platform enables rail operators to enhance decision-making and streamline operations. The D.A.S.H. can be integrated with existing and future big data platforms from other sensors and create a synergy.

“We believe that D.A.S.H. represents Rail Vision’s holistic approach to transforming rail operations through big data and technology,” said Shahar Hania, CEO of Rail Vision. “With this platform, we aim to provide rail operators with the tools they need to overcome challenges, ensure safety, and achieve greater operational efficiency. The platform’s seamless connection to our existing products will enable us to cross sell and will expand our offering to new customers. As the new platform is a SaaS, we believe that sales of our SaaS to customers will enable us to generate recurring revenues in the future.”

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that D.A.S.H. represents Rail Vision’s holistic approach to transforming rail operations through big data and technology, its aim to provide rail operators with the tools they need to overcome challenges, ensure safety, and achieve greater operational efficiency, its ability to cross sell and expand its offering to new customers and its belief that sales of its SaaS to customers will enable it to generate recurring revenues in the future. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs, and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs, and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events, or circumstances, changes in assumptions, or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward

Contacts

Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

https://railvision.io/

Telephone: +972- 9-957-7706

investors@railvision.io